GREEN BANCORP, INC.

4000 Greenbriar
Houston, Texas 77098
January 17, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Green Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-222199
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Green Bancorp, Inc. (the “Registrant”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Friday, January 19, 2018, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Michael J. Zeidel, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (212) 735-3259, and that such effectiveness also be confirmed in writing.

Very truly yours,

GREEN BANCORP, INC.

By:	/s/ Terry S. Earley
Name: Terry S. Earley
Title: Chief Financial Officer

cc:    Skadden, Arps, Slate, Meagher & Flom LLP